Filed by J.P. Morgan Exchange-Traded Fund Trust

pursuant to Rule 425 Under the Securities Act of 1933

Subject Companies: JPMorgan Trust I (File No. 811-21295) and JPMorgan Trust II (File No. 811-04236)

JPMORGAN TRUST I

J.P. Morgan U.S. Equity Funds

JPMorgan Equity Focus Fund

Summary Prospectuses, Prospectuses and

Statement of Additional Information dated

November 1, 2022, as supplemented

J.P. Morgan Municipal Bond Funds

JPMorgan High Yield Municipal Fund

Summary Prospectuses, Prospectuses and

Statement of Additional Information dated July 1,

2022, as supplemented

JPMORGAN TRUST II

J.P. Morgan Income Funds

JPMorgan Limited Duration Bond Fund

Summary Prospectuses, Prospectuses and

Statement of Additional Information dated July 1,

2022, as supplemented

J.P. Morgan Municipal Bond Funds

JPMorgan Sustainable Municipal Income Fund

Summary Prospectuses, Prospectuses and

Statement of Additional Information dated July 1,

2022, as supplemented

(All Share Classes)

Supplement dated December 15, 2022

to the Summary Prospectuses, Prospectuses and Statements of Additional Information as dated above

At a meeting held on December 12, 2022, the Boards of Trustees agreed to consider in February 2023 the conversion of the following four mutual funds to newly created exchange-traded funds (the “ETFs”) (each, a “Conversion”):

•	JPMorgan Equity Focus Fund

•	JPMorgan High Yield Municipal Fund

•	JPMorgan Limited Duration Bond Fund

•	JPMorgan Sustainable Municipal Income Fund

Each new ETF will be managed in a substantially similar manner as the current mutual funds. If approved by the Boards of Trustees, it is currently proposed that the Conversions would occur on the following dates:

Fund	Proposed Conversion Date
JPMorgan High Yield Municipal Fund	July 14, 2023
JPMorgan Sustainable Municipal Income Fund	July 14, 2023
JPMorgan Equity Focus Fund	July 28, 2023
JPMorgan Limited Duration Bond Fund	July 28, 2023

By converting these strategies to ETFs, J.P. Morgan Investment Management Inc. (“JPMIM”), the investment adviser for the mutual funds, believes shareholders in these mutual funds could benefit from reduced costs, including lower transfer agency costs for certain classes and no Rule 12b-1 or service fees. JPMIM is communicating the proposed plans prior to board approval in order to provide shareholders with ample notice of the proposed Conversions and allow them time to engage with JPMIM on the implications of the proposed transactions, including the need to have a brokerage account prior to the Conversion. It is possible that the Conversions will not be approved or will not occur for other reasons, in which case the changes described herein would not take effect.

Each Conversion generally would consist of (1) the transfer of the mutual fund’s assets, subject to its liabilities, to the corresponding shell ETF for shares of the ETF; and (2) the distribution of the ETF shares to the mutual fund shareholders in complete liquidation of the mutual fund. If approved by the Boards of Trustees, no shareholder approval will be required prior to each Conversion; existing shareholders of each mutual fund will receive prior to the Conversion a combined information statement/prospectus describing in detail both the Conversion and the surviving ETF, and summarizing the Board’s considerations in approving the Conversion.

When the Conversions are considered, each Board of Trustees, including the Trustees not deemed to be “interested persons” of the mutual funds pursuant to Section 2(a)(19) of the Investment Company Act of 1940, as amended, will need to determine whether the Conversion is in the best interests of the target mutual fund and that the Conversion would not dilute the interests of the mutual fund’s shareholders.

The new ETFs have not commenced investment operations, and it is anticipated that each will not have shareholders prior to the Conversion.

It is anticipated that each Conversion will qualify as a tax-free reorganization for federal income tax purposes and that shareholders will not recognize any gain or loss in connection with the Conversion, except to the extent that they receive cash in connection with the Conversion.

If (and only if) the Conversions are approved, the following changes will take effect on March 1, 2023 (the “Effective Date”):

1.	Class A and C Shares of the Funds will be publicly offered only on a limited basis.

2.	New accounts may no longer be established directly through JPMorgan Distribution Services, Inc. (the “Distributor”).

3.	No CDSC will be imposed on redemptions of the Class A or Class C Shares of the Funds.

4.	No sales charge will be imposed on purchases of Class A Shares of the Funds.

5.	Any current Letter of Intent (LOI) under which Class A Shares of a Fund were purchased will be considered completed.

6.	Distribution (Rule 12b-1) Fees on all applicable Fund share classes will be waived.

Further information regarding these changes is included in the table below. As noted above, each of these changes will be implemented only if the Boards of Trustees approve the Conversions.

1. Limited Offering of Class A and C Shares

On the Effective Date, the following will be added as a new section immediately preceding the “What is the goal of the Fund?” section of each Fund’s Summary Prospectus for Class A, C and I Shares:

Currently, Class A and C Shares of the Fund are publicly offered on a limited basis. (See “Investing with J.P. Morgan Funds — FUNDS SUBJECT TO A LIMITED OFFERING” in the prospectus for more information.)

On the Effective Date, the following will be added as a new section for each of the Funds under the heading “Investing with J.P. Morgan Funds — FUNDS SUBJECT TO A LIMITED OFFERING — Limited Offering of Class A and Class C Shares”:

Class A and C Shares (each, a “Limited Class”) are publicly offered only on a limited basis and investors are not eligible to purchase a Limited Class except as described below. Except as otherwise described below, shareholders permitted to continue to purchase shares of a Limited Class include existing shareholders of record and, if the shareholder of record is an omnibus account, beneficial owners in that account as of the effective date of the limited offering.

•  Existing shareholders of each Limited Class may continue to purchase additional shares of the Limited Class in their existing Fund accounts either through J.P. Morgan Funds Services or a Financial Intermediary and may continue to reinvest dividends or capital gains distributions from shares owned in the Fund.

•  Group Retirement Plans (as defined in the Glossary) (and their successor, related and affiliated plans), which have a Limited Class available may continue to open accounts for new participants and can purchase additional shares in existing participant accounts.

2. No New Accounts Through Distributor

In addition, on the Effective Date, the first paragraph of the “Investing with J.P. Morgan Funds — PURCHASING FUND SHARES” section of the Prospectuses is deleted in its entirety with respect to the Funds and replaced with the following:

Prior to March 1, 2023, you may purchase shares directly from the J.P. Morgan Funds through the Distributor or through your Financial Intermediary. Effective March 1, 2023, new accounts will not be established directly through the Distributor.

3. CDSC Waiver on Class A and C Shares

In addition, on the Effective Date, the following paragraph relating to the Funds will be included in the “Fees and Expenses of the Fund” section in the Summary Prospectuses and in the “Risk/Return Summary” of the Prospectuses and in the “Investing with J.P. Morgan Funds — SALES CHARGES AND FINANCIAL INTERMEDIARY COMPENSATION — Waiver of the Class A and Class C CDSC” section of the Prospectuses:

Beginning on March 1, 2023, no CDSC will be imposed on redemptions of the Class A or Class C Shares of the Funds.

4. Sales Charge Waiver on Class A and C Shares

In addition, on the Effective Date, the following will be added to “Fees and Expenses of the Fund” section in the Summary Prospectuses and in the “Risk/Return Summary” of the Prospectuses and included as the third paragraph in the “Investing with J.P. Morgan Funds — SALES CHARGES AND FINANCIAL INTERMEDIARY COMPENSATION — Class A Shares” section of the Prospectuses:

Beginning on March 1, 2023, no sales charge will be imposed on purchases of Class A Shares of the Funds. As a result, any subsequent purchases of the Funds will not be eligible assets for future rights of accumulation or letter of intent purchases.

5. Forgiving Letter of Intent Obligations

In addition, on the Effective Date, the following paragraph relating to the Funds will be included in the “Investing with J.P. Morgan Funds — SALES CHARGES AND FINANCIAL INTERMEDIARY COMPENSATION — Reducing Your Class A Shares Charges — Letter of Intent” section of the Prospectuses:

•  Effective March 1, 2023, any current Letter of Intent (LOI) under which Class A Shares of a Fund were purchased will be considered completed. As a result, after that date, commissions to dealers will not be adjusted or paid on the difference between the Letter of Intent amount and the amount actually invested before March 1, 2023. Because an LOI may include Class A purchases of other J.P. Morgan Funds (other than the Funds), this completion will cancel the LOI for all future Class A purchases of those funds. You will need to enter into a new LOI if you want to continue to make Class A purchases in other J.P. Morgan Funds at a reduced front-end sales charge. This change may also apply to the LOIs described in Appendix A — Financial Intermediary-Specific Sales Charge Waivers — Letter of Intent. Please check with your financial intermediary.

6. Waiver of Distribution (12b-1) Fees	In addition, if the Conversions are approved for the Funds, Distribution (Rule 12b-1) Fees on all applicable Fund share classes will be waived beginning the first day of the month after the Conversions are approved.

*         *         *         *         *

If the Conversions are approved by the Board, an information statement/prospectus that will be included in a registration statement on Form N-14 will be filed with the Securities and Exchange Commission (the “SEC”). After the registration statement is filed with the SEC, it may be amended or withdrawn and the information statement/prospectus will not be distributed to shareholders unless and until the registration statement is declared effective by the SEC. Investors are urged to read the materials and any other relevant documents when they become available because they will contain important information about the Conversions. After they are filed, free copies of the materials will be available on the SEC’s web site at www.sec.gov. These materials also will be available at www.jpmorganfunds.com and a paper copy can be obtained at no charge by calling 1-800-480-4111.

This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

INVESTORS SHOULD RETAIN THIS SUPPLEMENT WITH THE

SUMMARY PROSPECTUSES, PROSPECTUSES AND STATEMENTS OF ADDITIONAL

INFORMATION FOR FUTURE REFERENCE

JPMorgan Chase & Co. 383 Madison Avenue, New York, NY 10017-2070 NYSE symbol: JPM www.jpmorganchase.com News release: Immediate Release

J.P. Morgan Asset Management Proposes Conversion

of Select Mutual Funds to ETFs

NEW YORK, December 15, 2022: J.P. Morgan Asset Management has announced plans to convert select U.S. mutual funds to ETFs in 2023, following the successful conversion of four mutual funds to ETFs earlier in 2022.

The proposed conversions, which are subject to fund board approval, are expected to provide benefits for investors of the mutual funds, including lower net expenses (for at least three years from the date of each conversion). The additional trading flexibility, increased portfolio holdings transparency and potential for enhanced tax efficiency that come with ETFs carry significant value to many investors, and J.P. Morgan believes these particular strategies are well suited for the ETF structure. The combined assets of the funds proposed for conversion are approximately $2 billion (as of 11/30/2022).

The board expects to consider these conversions in February 2023. If approved, the following mutual funds would be converted to actively managed transparent ETFs with substantially the same investment strategies as the current mutual funds:

Mutual Fund	AUM*	Proposed Conversion Date
JPMorgan High Yield Municipal Fund (JTIAX)	$340M	7/14/2023
JPMorgan Sustainable Municipal Income Fund (OTBAX)	$243M	7/14/2023
JPMorgan Equity Focus Fund (JPFAX)	$209M	7/28/2023
JPMorgan Limited Duration Bond Fund (ONUAX)	$1,142BN	7/28/2023

*	AUM as of 11/30/2022

By converting these four mutual funds to actively managed ETFs, J.P. Morgan would provide investors with active investment options in spaces that traditionally have seen mostly passive ETF solutions. If the board does not approve the conversions for any reason, then they will not occur.

JPMorgan Chase & Co. 383 Madison Avenue, New York, NY 10017-2070 NYSE symbol: JPM www.jpmorganchase.com News release: Immediate Release

J.P. Morgan Asset Management is announcing the proposed conversion plans well in advance to provide shareholders and distributors with ample notice of the planned conversions and to allow them time to engage with J.P. Morgan on the implications of this important effort. It is anticipated that if the conversions are approved by the board of the funds, they would not require shareholder approval prior to implementation.

J.P. Morgan Asset Management’s U.S. ETF suite has 46 products with more than $80.5 billion in assets under management and is a Top 10 ETF provider (according to Bloomberg, 10/21/2022). As a leading active manager in the industry, J.P. Morgan Asset Management is committed to providing access to its investment capabilities through a range of vehicles including ETFs, mutual funds, commingled funds, SMAs and liquid alternatives.

About J.P. Morgan Asset Management

J.P. Morgan Asset Management, with assets under management of $2.3 trillion (as of 9/30/2022), is a global leader in investment management. J.P. Morgan Asset Management’s clients include institutions, retail investors and high net worth individuals in every major market throughout the world. J.P. Morgan Asset Management offers global investment management in equities, fixed income, real estate, hedge funds, private equity and liquidity. For more information: www.jpmorganassetmanagement.com.

JPMorgan Chase & Co. (NYSE: JPM) is a leading global financial services firm with assets of $3.7 trillion and operations worldwide. The Firm is a leader in investment banking, financial services for consumers and small businesses, commercial banking, financial transaction processing, and asset management. A component of the Dow Jones Industrial Average, JPMorgan Chase & Co. serves millions of customers in the United States and many of the world’s most prominent corporate, institutional and government clients under its J.P. Morgan and Chase brands. Information about JPMorgan Chase & Co. is available at www.jpmorganchase.com. J.P. Morgan Asset Management is the marketing name for the asset management businesses of JPMorgan Chase & Co. and its affiliates worldwide.

J.P. Morgan mutual funds and ETFs are distributed by JPMorgan Distribution Services, Inc., which is an affiliate of JPMorgan Chase & Co. Affiliates of JPMorgan Chase & Co. receive fees for providing various services to the funds. JPMorgan Distribution Services, Inc. is a member of FINRA. More information is available at https://am.jpmorgan.com/us/en/asset-management/gim/adv/products/etfs.

JPMorgan Chase & Co. 383 Madison Avenue, New York, NY 10017-2070 NYSE symbol: JPM www.jpmorganchase.com News release: Immediate Release

Investors should carefully consider the investment objectives and risks as well as charges and expenses of the funds before investing. The summary and full prospectuses contain this and other information about the funds and should be read carefully before investing. To obtain a prospectus call 1-800-480-4111.

If the proposed conversions discussed herein are approved by the board, an information statement/prospectus that will be included in a registration statement on Form N-14 will be filed with the SEC. After the registration statement is filed with the SEC, it may be amended or withdrawn and the information statement/prospectus will not be distributed to shareholders unless and until the registration statement is declared effective by the SEC. Investors are urged to read the materials and any other relevant documents when they become available because they will contain important information about the conversions. After they are filed, free copies of the materials will be available on the SEC’s website at www.sec.gov. These materials also will be available at www.jpmorganfunds.com and a paper copy can be obtained at no charge by calling 1-800-480-4111.

This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

NOT FDIC INSURED | NO BANK GUARANTEE | MAY LOSE VALUE

SOURCE J.P. Morgan Asset Management

[Email for CA/ICAs to send 1:1 to advisors/clients/consultants on as needed basis]

Subject line: Proposed mutual fund conversions to ETFs

Dear [insert name here]:

Following the successful conversion of four mutual funds to ETFs earlier this year, J.P. Morgan Asset Management’s Funds board of directors recently agreed to consider the conversion of additional mutual funds into ETFs. Pending board approval, we plan to convert the following funds into actively-managed, transparent ETFs – while maintaining a substantially similar investment strategy – in July 2023.

Fund name	Ticker (I/R6 shares)	Proposed conversion date
JPMorgan High Yield Municipal Fund	JTISX / JTIRX	7/14/23
JPMorgan Sustainable Municipal Income Fund	HLTAX / HLTZX	7/14/23
JPMorgan Equity Focus Fund	JPFSX / JPFRX	7/28/23
JPMorgan Limited Duration Bond Fund	HLGFX / JUSUX	7/28/23

While the conversions are subject to Board approval, we are communicating our proposed plans in advance so that, if approved and implemented, you have ample time to consider and discuss with us the potential implications of this important effort.

If approved and implemented, the conversion of these four funds to actively-managed ETFs can provide investors with active investment options in markets traditionally available to ETF investors mostly through passive solutions. In addition, shareholders may potentially benefit from greater tax-efficiency, intra-day trading, increased liquidity and reduced fees.

For additional information related to these changes, please refer to the latest supplement in each Fund’s prospectus by clicking on the Fund name above.

If you’d like to discuss these changes further, please don’t hesitate to contact me or simply click here to schedule a meeting with me:

[insert TimeTrade Link]

As always, thank you for your continued partnership and support of J.P. Morgan Asset Management.

Best,

[insert CA/ICA signature]

Investors should carefully consider the investment objectives and risks as well as charges and expenses of the funds before investing. The summary and full prospectuses contain this and other information about the funds and should be read carefully before investing. To obtain a prospectus: Call 1-800-480-4111.

If the proposed conversions discussed herein are approved by the board, an information statement/prospectus that will be included in a registration statement on Form N-14 will be filed with the SEC. After the registration statement is filed with the SEC, it may be amended or withdrawn and the information statement/prospectus will not be distributed to shareholders unless and until the registration statement is declared effective by the SEC. Investors are urged to read the materials and any other relevant documents when they become available because they will contain important information about the conversions. After they are filed, free copies of the materials will be available on the SEC’s website at www.sec.gov. These materials also will be available at www.jpmorganfunds.com and a paper copy can be obtained at no charge by calling 1-800-480-4111.

This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

FOR INSTITUTIONAL USE ONLY | NOT FOR PUBLIC DISTRIBUTION

J.P. Morgan Funds are offered by J.P. Morgan Institutional Investment Inc. and distributed by JPMorgan Distribution Services, Inc., which are affiliates of JPMorgan Chase & Co. Affiliates of JPMorgan Chase & Co. receive fees for providing various services to the funds. J.P. Morgan Institutional Investments Inc. and JPMorgan Distribution Services, Inc. are members of FINRA.

J.P. Morgan Asset Management is the brand name for the asset management business of JPMorgan Chase & Co. and its affiliates worldwide.

If you do not wish to receive future communication, please contact your J.P. Morgan Asset Management representative.

If you are a person with a disability and need additional support in viewing the material, please call us at 1-800-343-1113 for assistance.

© 2022 JPMorgan Chase & Co.

J.P. Morgan Asset Management, 277 Park Avenue, New York, NY, 10172

09lw221212231437